SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A23 (Amendment No. 23)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 49,572,414
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 49,572,414
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,572,414
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.9% (based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes (as defined below) and 6,250,000 shares issuable upon exercise of the Warrants (as defined below))

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 23 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as last amended by Amendment No. 22, filed with the SEC on March 1, 2019 (the “Schedule 13D”), with respect to the common stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Effective May 13, 2019, Essetifin purchased the second $500,000 tranche of Notes and Warrants (such purchase consisting of the “May 2019 Note” and the “May 2019 Warrant”). The $500,000 purchase price for the May 2019 Note and May 2019 Warrant was paid from Essetifin’s working capital.

The outstanding principal amount of the May 2019 Note of $500,000, excluding interest, if converted into Common Stock, would result in the issuance of 4,166,667 shares; the full outstanding principal amount of the Notes (consisting of the February 2019 Note and the May 2019 Note) of $1,000,000, excluding interest, if converted into Common Stock, would result in the issuance of 8,333,334 shares. The May 2019 Warrant is exercisable into up to 3,125,000 shares of Common Stock; the Warrants (consisting of the February 2019 Warrant and the May 2019 Warrant) are exercisable into an aggregate of up to 6,250,000 shares of Common Stock. The May 2019 Warrant is exercisable from November 13, 2019 through March 1, 2024, at which time the May 2019 Warrant is void.

The terms of the May 2019 Note and May 2019 Warrant are substantially similar to the terms of the February 2019 Note and February 2019 Warrant, respectively, forms of which are filed as Exhibits 4 and 5, respectively, to this Schedule 13D and are incorporated herein by reference.

Dispositive power over the shares of Common Stock owned by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of common stock held by Essetifin except to the extent of any pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of May 13, 2019, the Reporting Parties are the beneficial owners of 49,572,414 shares of Common Stock, representing 33.9% of the Issuer’s outstanding Common Stock, based on 131,506,494 shares of Common Stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 15, 2019, plus 8,333,334 shares issuable upon exercise of the Notes and 6,250,000 shares issuable upon exercise of the Warrants.

(b) The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to vote or direct the vote is 49,572,414. The number of shares of Common Stock as to which each of the Reporting Parties has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of the Reporting Parties shares the power to dispose or direct the disposition is 49,572,414.

(c) See Items 3 and 4 above.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Joint Filing Agreement.[1]
2.	Power of Attorney (Paolo Cavazza).[2]
3.	Convertible Note and Warrant Purchase Agreement, dated February 26, 2019, between the Issuer and Essetifin.[3]
4.	Form of February 2019 Note.[4]
5.	Form of February 2019 Warrant.[5]

[1]	Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.
[2]	Incorporated by reference to the Reporting Persons’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.
[3]	Incorporated by reference to the Reporting Persons’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.
[4]	Incorporated by reference to the Reporting Persons’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.
[5]	Incorporated by reference to the Reporting Persons’ Amendment No. 22 to Schedule 13D filed with the SEC on March 1, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: May 16, 2019

ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: May 16, 2019

PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: May 16, 2019

ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: May 16, 2019

FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: May 16, 2019

SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: May 16, 2019

MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

**	Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.